200 East Randolph Drive
Chicago, Illinois 60601

Janette A. McMahan To Call Writer Directly: 312 861-2110 jmcmahan@kirkland.com	312 861-2000 www.kirkland.com	Facsimile: 312 861-2200
November 4, 2005
VIA EDGAR
Mark Webb
Kathryn McHale
Isa Farhat
Don Walker
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	Triad Financial Corporation Amendment No. 1 to the Registration Statement on Form S-4 Filed October 12, 2005 File No. 333-126538
Ladies and Gentlemen:
     This letter is provided on behalf of Triad Financial Corporation, a California corporation (the “Company”), in response to written comments received from the staff of the Division of Corporation Finance (the “Staff”) on November 1, 2005 with regard to the above Registration Statement on Form S-4 (the “Registration Statement”).
     The responses below correspond to the captions and numbers of such comments which are reproduced below in italic type. Where applicable, the revised pages or sections of the Registration Statement have been referenced. Unless otherwise indicated, all page references herein are to pages of the Registration Statement. Copies of Amendment No. 2 to the Registration Statement are enclosed and have been marked to show changes from the Amendment No. 1 to the Registration Statement filed on October 12, 2005. Capitalized terms used herein but not otherwise defined herein have the meanings set forth in the Registration Statement.
The Transactions, page 2
1.	In response to comment 11, you have revised the definition of the transactions but this still remains confusing. For example, in the second paragraph you have written: “the
London            Los Angeles            Munich             New York           San Francisco            Washington, D.C.

Securities and Exchange Commission
November 4, 2005

stock purchase agreement...together with the Acquisition” whereas in the first paragraph you define the Acquisition as the execution of the stock purchase agreement. Please revisit this section in an effort to provide clarity to investors.
     Response: We have revised our disclosure in response to the Staff’s comment. See page 2.
Summary of Historical and Unaudited Pro Forma Consolidated Financial Data, page 9
2.	Please tell us how you determined that you had a comparable basis for combining the first quarter and second quarter of 2005 in your summary of historical financial data, pro forma financial data, and MD&A. In your response, discuss the impact of purchase accounting adjustments on comparability.
     Response: We have combined certain results for our predecessor period (January 1, 2005 through April 29, 2005) and our successor period (April 30, 2005 through June 30, 2005) contained in our summary of historical financial data, our pro forma financial data, and our MD&A for the three and six month periods ended June 30, 2005. As we have disclosed on page 9, “Because of the revaluation of certain assets and liabilities acquired as part of the transactions and the related impact to the financial data, the consolidated financial statements of the issuer’s predecessor for the periods prior to April 30, 2005 are not comparable to those of the issuer subsequent to that date.” Although the periods combined are not comparable, we believe this combined presentation provides the reader with the most effective manner to evaluate our results for these periods.
     Additionally, those areas affected by purchase accounting adjustments that materially impacted the comparability of the successor period with the predecessor period were highlighted, with differences discussed in sufficient detail to enable the reader to effectively compare the periods. Most notably, our acquired portfolio of finance receivables was adjusted to fair market value in connection with purchase accounting which resulted in a successor basis of accounting materially different from the predecessor basis of accounting. Accordingly, we disclosed the following:
•	On page 55 we disclosed that “Net charge-offs for both the three and six months ended June 30, 2005 included $11.1 million in net charge-offs related to our Predecessor Finance Receivables Held For Investment, which were charged against our estimated future expected credit losses established as a component of the asset’s net carrying value.”

•	On page 58 we disclosed that “The decreases in annualized net interest margin as a percentage of average total managed receivables were due to decreases in average yield, primarily due to $23.1 million of premium amortization reflecting the impact of adjusting predecessor finance receivables held for investment to fair market value, taking into account future expected credit losses and a required rate of return commensurate with the associated risk in connection with the purchase

Securities and Exchange Commission
November 4, 2005

transaction, combined with an increase in cost of funds due to higher-cost forms of borrowing.”
     Finally, we have revised Footnote 2 and added a new Footnote 4 to the summary and selected historical financial data tables, which discuss the combining of financial results for the predecessor and successor periods, to also direct the reader to the MD&A for information on items impacting the comparability of the periods as follows:
     (2) To assist in the evaluation of our financial results and to make it easier to understand our results of operations, the “predecessor” period (January 1 through April 29, 2005) and the “successor” period (April 30 through June 30, 2005) have been combined for the six months ended June 30, 2005. These combined results should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus for information on items impacting the comparability of predecessor and successor periods.
     (4) Net margin as reflected on the consolidated statements of income for the successor period (April 30, 2005 through June 30, 2005) includes $23.1 million of premium amortization resulting from the revaluation of our predecessor finance receivables held for investment to fair market value in connection with the purchase transaction.
     See pages 11, 12, 43, 44 and 45.
Risk Factors
General
3.	In your response to comment 14, you have stated that you have deleted all language such as “we cannot assure you” from the risk factors; however, this language still appears on page 14. Please review your filing and revise any such occurrences.
     Response: We have deleted all instances of “we cannot assure you” from the risk factors. See page 14 and Alternative sections for market-making prospectus.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and Six Months Ended June 30, 2005 as Compared Three and six Months Ended June 30, 2004
Credit Quality, page 60
4.	Please refer to prior comment 30 and revise to disclose how your re-aging policies impact your credit quality ratios, provision for credit losses, charge-offs, and allowance.

Securities and Exchange Commission
November 4, 2005

     Provide this separately for your managed and your owned receivables.
     Response: We have added additional disclosure to our discussions of payment extensions and their impact on the amount of our finance receivables charged-off and the corresponding credit quality ratios for both our managed and owned receivables. See pages 54, 60, 66 and 70.
Financial Statements
Note 2 — Significant Accounting Policies
Sale of Receivables, page F-8
5.	Please refer to prior comment 38 and tell us how your servicing fee market analysis relates to the servicing fee that you earn.
     Response: We have analyzed and concluded that our servicing fee represents only adequate compensation and as a result, does not require us to record either a servicing asset or a servicing liability. Adequate compensation equals the amount that would fairly compensate a substitute servicer, should one be required, and includes the profit demanded in the marketplace. We believe that our estimated costs to service our portfolio are representative of those costs in the marketplace. Therefore, our assessment included comparing the 2.25% that we earn on our servicing portfolio to what is demanded in the marketplace, as evidenced by the Indicative Servicing Fee Proposal that we recently received on our portfolio from a third-party indicating a comparable 2.25%. Further, our research indicates that certain of our peers, whose portfolios have characteristics similar to our servicing portfolio, also earn a comparable 2.25%. We have provided supplemental information with respect to our historical costs to service our portfolio as Exhibit A to this letter.
Exhibits
Exhibit 5.2
6.	We note that you assume no obligation to update your opinion. Please file your opinion again immediately prior to effectiveness or remove this language.
     Response: We will file this opinion again immediately prior to effectiveness of this registration statement.
Exhibit 23.1
7.	Please tell us why the auditors consents are issued by a different office than that office that opined on the financial statements included in this registration statement.
     Response: For PricewaterhouseCoopers, the responsible office is normally the office to which the engagement leader is attached. The engagement partner with respect to the audit of

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November 4, 2005

the December 31, 2004 financial statements was attached to the Detroit office. Subsequently, there was a change to a new engagement partner who was initially attached to the New York office, and then relocated to Dallas. As a result, the audit opinion dated April 15, 2005 was issued out of the Detroit office, the consent dated July 7, 2005 was issued out of the New York office and the consent dated October 12, 2005 was issued out of the Dallas office.
* * * *
     We appreciate your timely consideration of these matters in your review of the filing referenced above. If you have any questions or would like additional information, please contact the undersigned at (312) 861-2110.

Sincerely,
/s/ Janette A. McMahan
Janette A. McMahan

cc:	Triad Financial Corporation

Exhibit A
Confidential Treatment Requested by Triad Financial Corporation.